Exhibit 99.1

FAST TRACK GROUP Secures Strategic Capital to Support Next Phase of Entertainment and Media Growth

Institutional growth capital fuels the development of a scalable entertainment platform through IP ownership, celebrity engagements, global joint ventures, and long-term revenue monetization

Singapore, July 10, 2026 – FAST TRACK GROUP (NASDAQ: FTRK) (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, announced the successful closing of a senior secured convertible note financing transaction with a U.S. institutional investor. The gross proceeds from the note financing, before deducting fees and expenses, was $1.5 million. In addition, the Company has put in place a $20 million equity line of credit (“ELOC”) with an affiliate of the same investor.

Fast Track intends to deploy the net proceeds of the convertible note primarily towards advancing and executing its growing pipeline of high-conviction initiatives capable of generating attractive long-term returns. Specifically, these initiatives include the pursuit of strategic partnerships and joint ventures, artist and intellectual property (“IP”) partnerships, digital content and media development, audience growth initiatives, entertainment platform expansion, celebrity-brand activation and engagement opportunities, and other opportunities designed to strengthen the Company’s ownership and participation across the entertainment value chain. As part of its strategic evolution, Fast Track is increasingly focused on expanding beyond traditional agencies and project-based engagements toward initiatives that incorporate IP ownership, long-term content monetization, and recurring revenue streams. Timely access to flexible financing is critical to enable efficient execution, secure strategic opportunities, and maintain momentum across these initiatives. These projects require upfront capital investments ahead of revenue realization, with value creation expected to accrue over time through execution, scale, and operational deployment.

Fast Track CEO Harris Lim stated: “Over the past year, we have established a strong foundation through our work across the entertainment ecosystem, positioning the Company to pursue its next phase of growth focused on artist and IP opportunities, strategic content and entertainment initiatives, and digital audience development platforms. To manifest these plans, we’ve identified a number of compelling business activities across our pipeline that we believe are highly strategic and economically attractive but also require upfront capital investment to begin. This financing strengthens our balance sheet and provides the flexibility needed to move decisively. With a handful of partnerships lined up for the next several quarters, we remain focused and excited to begin delivering on these opportunities.”

The convertible note structure was selected to balance near-term capital needs with longer-term shareholder considerations. The structure allows the Company to access growth capital without immediately issuing equity at a price that management believes does not fully reflect the intrinsic value of its business and pipeline opportunities.

Z2 Capital LLC, a division of Alexander Capital, L.P., acted as the sole placement agent for the offering.

About FAST TRACK GROUP

FAST TRACK GROUP (Nasdaq: FTRK) is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com